UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioSig Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

12424 Wilshire Blvd., Ste 745
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

BioSig Technologies, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended June 30, 2025, within the prescribed period. The compilation, dissemination and review of the financial information required to be presented in the Form 10-Q has imposed time constraints that have rendered timely filing of the Form 10-Q impractical without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karl Henry McPhie	(203)	409-5444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended June 30, 2025, compared to the six months ended June 30, 2024, the Company expects to report the following unaudited results of operations (dollars in thousands, other than per share numbers):

For the six months ended June 30, 2025, revenue was Nil, compared to $27 for the six months ended June 30, 2024. Cost of sales for both periods was Nil, resulting in gross profit of Nil or the six months ended June 30, 2025, compared to $27 for the same period in 2024. Research and development expenses for the six months ended June 30, 2025, were approximately $25, a decrease of $555, or 95.69%, from $580 for the six months ended June 30, 2024. General and administrative expenses for the six months ended June 30, 2025, were approximately $22,749, an increase of $14,953, or 191.80%, from $7,796 for the six months ended June 30, 2024. Loss from operations for the six months ended June 30, 2025, were approximately $23,345, an increase of $14,616, or 167.44%, from $8,729 for the six months ended June 30, 2024.

While the Company does not expect material changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as of and for the six months ended June 30, 2025.

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BioSig Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2025	By	/s/ Ferdinand Groenewald
		Name:	Ferdinand Groenewald
		Title:	Interim Chief Financial Officer

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